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                             DAY, BERRY & HOWARD LLP

                               COUNSELLORS AT LAW


Bonnie J. Roe
Direct Dial: (212) 829-3605
E-mail: bjroe@dbh.com



                                                  August 29, 2005


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Mark P. Shuman

         Re:   GLOBIX CORPORATION
               REGISTRATION STATEMENT ON FORM S-3
               FILE NO. 333-125185


Dear Mr. Shuman:

         On behalf of Globix Corporation, a Delaware corporation (the "Company" or "Globix"), we hereby submit for filing under the Securities Act of 1933 Amendment No. 2 to the Registration Statement on Form S-3, Registration No. 333-125185 (the "Registration Statement") relating to the sale of shares of Globix common stock by certain selling stockholders.

         Set forth below are the Company's responses to the comments given by the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") by letter dated August 9, 2005 with respect to the Registration Statement.

         The following responses are keyed to the sequential numbering of the comments in the SEC letter.



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Securities and Exchange Commission
Page -2-
August 29, 2005



FORM S-3

SELLING HOLDERS, PAGE 17

         COMMENT 1. We note that changes to footnote 3 and 10 were not disclosed on the copy marked to show changes that was submitted to the Commission via EDGAR. Please advise if there were any other changes made that were not illustrated in the filed version.

         RESPONSE 1. The Company has reviewed the copy of the document submitted to the Commission via EDGAR and determined all other changes were R-tagged in the EDGAR version filed with the Commission except for changes made to (i) the phone number of Day, Berry & Howard on the cover page of the Registration Statement and (ii) the Calculation of Registration Fee table.

         COMMENT 2. We refer you to comment 4 of our letter dated June 23, 2005. We note that your have revised this section to state that Loeb Partners and Goldman Sachs are underwriters but have not made corresponding changes to the "Plan of Distribution" section. Please revise to prominently state that Loeb Partners and Goldman Sachs are underwriters.

         RESPONSE 2. The Company has revised the prospectus in response to the comment.

         Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 829-3605 or Anna Hunnicutt at (617) 345-4686.

                                                  Very truly yours,


                                                  /s/ Bonnie J. Roe
                                                  -----------------
                                                  Bonnie J. Roe

cc:   Peter K. Stevenson
               GLOBIX CORPORATION
      Robert M. Dennerlein
               GLOBIX CORPORATION
      James C. Schroeder, Esq.
               GLOBIX CORPORATION